16013750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2015 AND ENDING DECEMBER 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

FINANCIAL PRODUCTS, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1140 BROADWAY, SUITE 1606

NEW YORK	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER HORACEK (646) – 520 – 2300

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
DIVISION OF TRADING & MARKETS

VB&T Certified Public Accountants, PLLC

250 W 57th Street - Suite 1632 New York NY 10107

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *PETER HORACEK*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *FINANCIAL PRODUCTS, LLC as of December 31, 2015*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Peter Horacek
Signature

President
Title

X Rosemary Bragan
Notary Public

Rosemary Bragan
Notary Public, State of New York
No. 01BR6162815
Qualified In Nassau County
Commission Expires March 19, 2019

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.
(x) (p) Independent Auditors' Report on Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL PRODUCTS, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

FINANCIAL PRODUCTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$319,147
Accounts receivable	78,847
Other assets	18,101
Total assets	$416,095
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$104,055
Total liabilities	104,055
Commitments and Contingencies (Note 4)	
Capital (Note 6)	
Total members' equity	312,040
Total liabilities and members' equity	$416,095